ESCADA

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

[redacted]

08001214

Aschheim/Munich, Feb 29, 2008

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

SUPPL

Dear Sirs,

Please find enclosed the following paper filings:

⇒ Ad-hoc release: Claus Mingers becomes new Supervisory Board Chairman of ESCADA AG
⇒ Ad-hoc and Press Release: ESCADA Group's performance for 1st Quarter 2007/2008 weak as expected

Yours faithfully,

ESCADA AG

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

Viona Brandt
Head of Investor Relations
http://investor-relations.escada.com

3/13

ESCADA AG · MARGARETHA-LEY-RING 1 · 85609 ASCHHEIM/MÜNCHEN DEUTSCHLAND · TELEFON +49 (0)89-99 44-0 · TELEFAX +49 (0)89-99 44-11 11
SITZ DER GESELLSCHAFT MÜNCHEN · HANDELSREGISTER HRB 74942 · UST.-IDNR. DE 129273099 · AUFSICHTSRATSVORSITZENDER PETER ZÜHLSDORFF
VORSTAND: FRANK RHEINBOLDT (VORSITZENDER), BEATE RAPP, MARKUS SCHÜRHOLZ

BANKEN: DEUTSCHE BANK AG, MÜNCHEN / BLZ 700 700 10, KTO.-NR. 1 675 222 · DRESDNER BANK AG, MÜNCHEN / BLZ 700 800 00, KTO.-NR. 300 343 700
DZ BANK FRANKFURT A.M. / BLZ 500 604 00, KTO.-NR. 060 708 · HYPOVEREINSBANK AG, MÜNCHEN / BLZ 700 202 70, KTO.-NR. 2 727 757
LRP MAINZ / BLZ 550 500 00, KTO.-NR. 110 143 625 · WWW.ESCADA.COM

ESCADA

RECEIVED
2008 MAR 13 A 10:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ad-hoc announcement according to § 15 WpHG (German Securities Act)
Personnel

ESCADA AG	**DE 0005692107**
Margaretha-Ley-Ring 1	**DE 000A0PNVB3**
85609 Aschheim/München	**XS 0215685115**

Claus Mingers becomes new Supervisory Board Chairman of ESCADA AG

Aschheim/Munich, February 27, 2008 – At its meeting today the Supervisory Board of ESCADA AG unanimously elected Mr. Claus Mingers (61) as its new Chairman. He follows Mr. Hans-Jörg Rudloff, who resigned his membership for personal reasons on December 4, 2007. Mr. Mingers has been a member of the Supervisory Board of ESCADA AG since May 14, 2007. Until March 31, 2007 he held the post of Deputy CEO and member of the Executive Board of Douglas Holding AG.

Contact:
Viona Brandt
Investor Relations
Tel.: ++49 – 89 – 99 44 13 36
viona.brandt@de.escada.com

ESCADA

Ad-hoc announcement according to § 15 WpHG (German Securities Act)

Quarterly figures

ESCADA AG	**DE 0005692107**
Margaretha-Ley-Ring 1	**DE 000A0PNVB3**
D-85609 Aschheim/Munich, Germany	**XS 0215685115**

ESCADA Group's performance for 1st Quarter 2007/2008 weak as expected

Munich, February 29, 2008 – As expected and already communicated, ESCADA Group recorded a weak performance in the first quarter of fiscal year 2007/2008 (reporting date: January 31). Sales of the women's luxury fashion manufacturer totaled 142.1 million Euros, a drop of 11.8% on the same period of last year (161.2 million Euros). Currency-adjusted the minus came to 9.1%. Operative earnings before interest, taxes, depreciation and amortization (EBITDA) came to 6.8 million Euros (2006/2007: 21.6 million Euros; -68.5%) Consolidated earnings after taxes and minority interests came to -3.9 million Euros (Q1 2006/2007: 6.9 million Euros).

Next to the effects from foreign currency translation, the first three months business performance was affected above all by the well documented weak response to the Fall/Winter collections 2007, which had already started to impact the Group negatively in Q4 2006/2007. In addition, the first quarter was affected by delivery shifts of strong product groups for the Spring/Summer collections 2008 into the second quarter. Another factor was the launch of the new Cruise collection for ESCADA Sport, which has been already shipped at the end of the fourth quarter 2006/2007.
The PRIMERA business unit also recorded an unsatisfactory operative business performance, especially at apriori and BiBA, which were both affected by weak response to their Fall/Winter collections 2007.

The ESCADA business unit generated sales of 96.6 million Euros in the first quarter (Q1 2006/2007: 111.5 million Euros, -13.4%, currency adjusted: -9.4%). EBITDA totaled at 5.6 million Euros (Q1 2006/2007: 16.0 million Euros). The PRIMERA business units (with the brands apriori, BiBA, cavita, Laurèl) saw sales down by 7.9% to 52.2 million Euros (Q1 2006/2007: 56.7 million Euros) with EBITDA at 1.2 million Euros (Q1 2006/2007: 5.6 million Euros).

For the full fiscal year the Board of Management confirms its forecast of December 20, 2007 and is targeting growth rates in the lower single-digit percentage range for consolidated sales and Group EBITDA as well as a positive result after taxes. This estimate is based on a moderate business performance during the first six months and a more dynamic development in the second half of the year given a 7% increase in order intakes for the Fall/Winter collections 2008 year-on-year.
The outlook is based on the assumption that the economic environment does not deteriorate significantly.

Contact:
Viona Brandt
Investor Relations
Phone: +49 – 89 – 99 44 13 36
Viona.brandt@de.escada.com

ESCADA

RECEIVED

2008 MAR 13 A 9:27

PRESS RELEASE

ESCADA Group's performance for 1st Quarter 2007/2008 weak as expected

- **Currency-adjusted sales 9% down on previous year**
- **6.8 million Euros EBITDA**
- **"ESCADA Excellence" program on track: order intake +7% for Fall/Winter collections 2008**
- **Positive operative trend expected for second half of the year**
- **Targets for full fiscal year 2007/2008 reconfirmed**

Munich, February 29, 2008 – As expected and already communicated, the ESCADA Group recorded a weak business performance during the first quarter of fiscal year 2007/2008 (November to January). The luxury women's fashion manufacturer is expecting to see a positive operative trend in the second half of the year, with consolidated sales and earnings expected to increase slightly for the full fiscal year 2007/2008 in a lower single-digit percentage range.

Business performance first quarter 2007/2008

- First quarter sales totaled 142.1 million Euros, a drop of 11.8% on the same period of last year (161.2 million Euros). Currency-adjusted the minus came to 9.1%.

  Next to the effects from foreign currency translation, business performance was affected above all by the weak response to the Fall/Winter collections 2007, which had already started to impact the Group negatively in Q4 2006/2007. In addition, the first quarter was affected by delivery shifts of strong product groups for the Spring/Summer collections 2008 into the second quarter. Another factor was the launch of the new Cruise collection for ESCADA Sport, which has been already shipped at the end of the fourth quarter 2006/2007.

The PRIMERA business unit also recorded an unsatisfactory operative business performance, especially at apriori and BiBA, which were both affected by weak response to their Fall/Winter collections 2007.

- The ESCADA business unit generated sales of 96.6 million Euros in the first quarter (Q1 2006/2007: 111.5 million Euros, -13.4%, currency adjusted: -9.4%). EBITDA totaled at 5.6 million Euros (Q1 2006/2007: 16.0 million Euros).
  The PRIMERA business unit (with the brands apriori, BiBA, cavita, Laurèl) saw sales down by 7.9% to 52.2 million Euros (Q1 2006/2007: 56.7 million Euros) with EBITDA at 1.2 million Euros (Q1 2006/2007: 5.6 million Euros).

- Gross profit margin for the first three months came to 67.4 %, and is thus marginally higher than in the first quarter of the previous year (66.9%).

- Operative costs of 95.1 million Euros were 4.3 up on last year, due to higher marketing costs and losses from the foreign exchange rates for the Korean Won.

- Operative earnings before interest, taxes, depreciation and amortization (EBITDA) came to 6.8 million Euros (2006/2007: 21.6 million Euros; -68.5%)

- Consolidated earnings after taxes and minority interests came to -3.9 million Euros (Q1 2006/2007: 6.9 million Euros).

Outlook for full fiscal year 2007/2008

The "ESCADA Excellence" program, which was launched in June 2007 in order to accelerate sales growth and profitability, is well on track. Progress has been made especially with the collection management and product offer, which is reflected in a 7% increase in order intakes for the Fall/Winter collections 2008 compared to previous year´s level.

For the full fiscal year 2007/2008 the Board of Management confirms its forecast of December 20, 2007 and is targeting growth rates in the lower single-digit percentage range for consolidated sales and Group EBITDA as well as a positive result after taxes. This estimate is based on a moderate business performance during the first six months and a more dynamic development in the second half of the year.
The outlook is based on the assumption that the economic environment does not deteriorate significantly.

Jean-Marc Loubier, CEO of ESCADA AG: "We expected this business performance for the first quarter. 2007/2008 will be a transition period. First progress has been made and the very positive response we receive for our upcoming Fall/Winter collections 2008 shows that we are reverting our negative trend."

Group Annual Financial Statement 2006/2007

ESCADA published the final version of the Annual Financial Statement 2006/2007 today, the preliminary figures of which had already been announced on December 20, 2007. There were no significant changes from these figures.

- Consolidated sales for 2006/2007 came to 686.1 million Euros, a drop of 1.3% against the previous year (695.2 million Euros). Currency-adjusted sales were up by 0.9%.

- EBITDA totaled 68.2 million Euros, after 74.1 million the year before (-7.9%).

- The Group reported one-time expenses for structural measures in the amount of 39.2 million Euros (previous year: 11.9 million Euros). These relate to expenses for restructuring the company's own retail, the termination of various contractual obligations and the improvement of the organizational structure.

- The fiscal result of 18.8 million Euros contained write-downs of 11.2 million Euros made for the new valuation of capitalized deferred taxes in the wake of the German corporate tax reform. The 17.7 million Euros of the prior year had included write-downs on deferred taxes of 5 million Euro.

- The Group reported earnings after taxes and minority interests of -27.3 million Euros (2005/2006: 6.9 million Euros).

- The Group generated an operative cash flow of 57.2 million Euros (previous year: 49.5 million Euros). The progress made in reducing the level of funds tied up had a positive effect.

- The Group's net debt continued to fall in the reporting year, down by 24.0 million Euros from 188.7 million Euros as of October 31, 2006 to 164.7 million Euros per October 31, 2007.

- The Board of Management and the Supervisory Board will propose to the Shareholders' Meeting on April 17, 2008 to refrain from paying out a dividend for fiscal year 2006/2007.

For further information:

Financial press:
Frank Elsner Kommunikation für Unternehmen GmbH
Phone: +49-5404-91 92 0
Fax: +49-5404-91 92 29
Mail: info@elsner-kommunikation.de

Investor Relations:
Viona Brandt, ESCADA
Phone: +49-89-9944-1336
Fax: +49-89-9944-1650
Mail: viona.brandt@de.escada.com

ESCADA Group at a glance

(Figures according to IFRS/IAS)

Income statement

in million Euros	Q1 2007/2008	Q1 2006/2007	Changes in %
Group sales[1]	142.1	161.2	- 11.8
• ESCADA	96.6	111.5	- 13.4
• PRIMERA	52.2	56.7	- 7.9
Gross profit	95.8	107.9	- 11.2
Gross profit in %	67.4	66.9	+ 0.5 pp
Operative costs[2]	95.1	91.2	+ 4.3
Other operating income	6.1	4.9	+ 24.5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	6.8	21.6	- 68.5
• ESCADA	5.6	16.0	- 65.0
• PRIMERA	1.2	5.6	- 78.6
One-time expenses	-----	-----	-----
Financial results	- 4.6	- 4.3	+ 7.0
Earnings before taxes (EBT)	- 3.8	12.6	-----
Earnings after taxes and Third Party shares	- 3.9	6.9	-----
Earnings per share in € (undiluted) Weighted number of issued no-par shares	- 0.23	0.41	-----

[1] Consolidated, without Group-internal sales
[2] aggregate of personnel expenses and other operating expenses

Balance sheet

in million Euros	Jan. 31, 2008	Oct. 31, 2007	Jan. 31, 2007
Balance sheet total	415.7	430.1	427.5
Inventories	101.9	90.8	107.8
Equity	81.5	81.3	116.4
Net debt	178.6	164.7	190.0

END